UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On November 23, 2016, Rosetta Genomics Ltd. (the “Company”) entered into a Co-Placement Agency Agreement (the “Placement Agreement”) with Aegis Capital Corp. and Maxim Group LLC (collectively, the “Placement Agents”), pursuant to which they agreed to serve as exclusive placement agents in connection with a registered direct offering and a concurrent private placement (as described in detail below).

On November 23, 2016, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 1,095,000 of the Company’s ordinary shares (the “Shares”) at a purchase price of $0.50 per share and an aggregate principal amount of $3,160,000 unsecured convertible debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 10,000,000 ordinary shares with an initial exercise price of $0.85 per share (the “Warrants”) and an aggregate principal amount of $1,292,500 unsecured convertible debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings at which the company will receive gross proceeds of $3,707,500 for the ordinary shares, the Registered Debentures and Warrants is expected to occur on or about November 29, 2016, subject to the satisfaction of customary closing conditions. A second closing at which the company will receive gross proceeds of $1,292,500 for the PIPE Debentures will be held upon the effectiveness of a resale registration statement covering the resale of the ordinary shares issuable upon conversion of the PIPE Debentures and upon exercise of the Warrants, subject to the satisfaction of customary closing conditions.

The aggregate net proceeds to the Company from the Offerings, after deducting the Placement Agents’ fees and expenses and the Company’s estimated offering expenses, and assuming the second closing, are expected to be approximately $4.5 million.

The Debentures are non-interest bearing, have a term of 30 years and are convertible into ordinary shares at an initial conversion price of $0.50 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s ordinary shares, the conversion price of the Debentures shall be reduced to the lesser of (x) the then conversion price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new conversion price. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (the “Resale Registration Statement”), if the Company issues ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective conversion price, then the then conversion price shall be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities. Under no circumstances will the adjusted conversion price of the Debentures be lower than $0.25. The Company’s payment obligations under the Debentures will be guaranteed by its subsidiaries pursuant to a Subsidiary Guarantee.

The Warrants will be immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s ordinary shares and rights offerings and pro rata distributions with respect to all holders of the Company’s ordinary shares. Additionally, in the event of a reverse stock split of the Company’s ordinary shares, the exercise price shall be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new exercise price. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if the Company issues ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective exercise price, then the then exercise price shall be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities.

The Company has also entered into a Registration Rights Agreement with the investor, pursuant to which the Company is required to file a resale registration statement on Form F-1 within 45 days of the initial closing to cover the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (as well as the warrants issued to the placement agents as compensation as described below). The Company’s failure to satisfy certain conditions and deadlines described in the Registration Rights Agreement may subject it to payment of certain liquidated damages.

The Placement Agents will receive in the aggregate (i) a cash fee equal to approximately $350,000 ($259,525 at the initial closing and $90,475 at the second closing), (ii) warrants to purchase up to 300,000 ordinary shares (the “Placement Agent Warrants”) and (iii) reimbursement of expenses up to a maximum of $75,000. The Placement Agent Warrants will become exercisable on the first anniversary of the closing and will expire four years thereafter and will have an exercise price equal to $0.625, or 125% of the offering price per Share.

The Shares and Registered Debentures to be issued in the Registered Direct Offering are being offered pursuant to a prospectus supplement dated as of November 23, 2016, which will be filed with the Securities and Exchange Commission (the “SEC”), to the Company's shelf registration statement on Form F-3 (File No. 333-210366). The Warrants and the PIPE Debentures to be issued in the Private Placement are being offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the aforementioned securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Placement Agreement, the form of Warrant, the forms of Registered Debenture and PIPE Debenture, the form of Subsidiary Guarantee, the form of Placement Agent Warrant, the Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 1.1, 4.1, 4.2, 4.3, 4.4, 4.5, 10.1 and 10.2, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Placement Agreement and the Purchase Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

A copy of the press release, dated November 23, 2016, announcing the pricing of the Offerings is filed as Exhibit 99.1 to this report and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Co-Placement Agency Agreement, dated as of November 23, 2016, between the Company and Aegis Capital Corp. and Maxim Group LLC.
4.1	Form of Ordinary Share Purchase Warrant.
4.2	Form of Registered Debenture.
4.3	Form of PIPE Debenture.
4.4	Form of Subsidiary Guarantee.
4.5	Form of Placement Agent Warrant.
5.1	Opinion of Amar Reiter Jeanne Shochatovitch & Co.
10.1	Form of Securities Purchase Agreement between the Company and the institutional investor in the Offering.
10.2	Form of Registration Rights Agreement between the Company and the institutional investor in the Offering.
23.1	Consent of Amar Reiter Jeanne Shochatovitch & Co. (included in Exhibit 5.1).
99.1	Press Release dated November 23, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 25, 2016	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President